Exhibit 99.3

SECOND AMENDMENT TO THE
MAGNOLIA OIL & GAS CORPORATION
LONG TERM INCENTIVE PLAN

Pursuant to the provisions of Section 10 thereof, the Magnolia Oil & Gas Corporation Long Term Incentive Plan, as amended from time to time (the “Plan”), is hereby amended as follows, effective as of May 4, 2021, subject to the approval of the shareholders of Magnolia Oil & Gas Corporation (the “Company”) at the Company’s 2021 annual meeting of shareholders:

1.  Section 4(a) of the Plan is hereby deleted and replaced in its entirety with the following:

(a)Number of Shares Available for Delivery.  Subject to adjustment in a manner consistent with Section 8, the aggregate number of shares of Stock that are reserved and available for delivery with respect to Awards under the Plan shall not exceed, since the Plan’s original inception, 16,800,000 shares (which aggregate maximum number of shares is comprised of the 11,800,000 shares previously reserved and available plus an additional 5,000,000 shares that shall be reserved and available as of May 4, 2021), and such aggregate total number of shares shall be available for the issuance of shares upon the exercise of ISOs.

2.Section 4(c) of the Plan is hereby deleted and replaced in its entirety with the following:

(c)Availability of Shares Not Delivered under Awards.  If all or any portion of an Award expires or is cancelled, forfeited, exchanged, settled in cash or otherwise terminated without the actual delivery of shares (Awards of Restricted Stock shall not be considered “delivered shares” for this purpose), the shares of Stock subject to such Award (including (i) shares forfeited with respect to Restricted Stock, and (ii) the number of shares withheld or surrendered to the Company in payment of taxes relating to Awards other than Options and SARs) shall again be available for delivery with respect to future Awards under the Plan. Notwithstanding the foregoing, (A) the number of shares tendered or withheld in payment of the Exercise Price of any Option or SAR or taxes relating to an Option or SAR, (B) shares that were subject to an Option or SAR but were not issued or delivered as a result of the net settlement or net exercise of such Option or SAR, or (C) shares repurchased on the open market with the proceeds of an Option’s Exercise Price will not, in each case, be available for future Awards under the Plan.  If an Award may be settled only in cash, such Award need not be counted against any share limit under this Section 4.

3.Except as expressly amended herein, the Plan remains in full force and effect in accordance with its terms.

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